Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-192085

December 5, 2013

Autohome Inc.

Autohome Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1 800-503-4611 or +1 212-902-1171. You may also access the company’s most recent prospectus dated December 5, 2013, which is included in Amendment No. 4 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on December 5, 2013, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1527636/000119312513463090/d214139df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated November 27, 2013 included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on November 27, 2013, or Amendment No. 3. All references to page numbers are to page numbers in Amendment No. 3.

(1) Replace the last sentence in the last paragraph on page 14 and the last sentence in the first paragraph on page 65 with the following:

The denominator used for pro forma earnings per share gives effect to the net change in shares as a result of (i) the repurchase of 3,856,564 ordinary shares by us from West Crest Limited and (ii) the issuance and sale of the number of Class A ordinary shares that would need to be issued and sold in this initial public offering to provide the proceeds to pay for a portion of the repurchase of ordinary shares from West Crest Limited. At a price of US$13.00 per ADS, the midpoint of the price range shown on the front cover of this prospectus, and with each ADS representing one Class A ordinary share, it would be necessary to issue 2,884,615 Class A ordinary shares to pay for the remaining US$37.5 million of the US$75 million purchase price associated with Autohome’s portion of the West Crest Share Purchase. See “Corporate History and Structure—Share Purchase from West Crest Limited” and “Use of Proceeds” for more information. The net decrease in the number of shares amounting to 971,949 was deducted from the number of our ordinary shares outstanding used in the basic and diluted earnings per share computation as of December 31, 2012 and September 30, 2013.

(2) Delete the column “Intrinsic Value per Option against an Assumed Offering Price of $13.00” from the table on page 76, and add the following paragraph on page 76 below the second to the last paragraph:

Based on an assumed initial public offering price of US$13.00 per ADS, the midpoint of the price range shown on the front cover page of this prospectus, the intrinsic value of the options outstanding as of the date of this prospectus was US$82.8 million, of which US$36.0 million related to vested options and US$46.8 million related to unvested options. Although it is reasonable to expect that the completion of this offering may increase the value of our shares because of their increased liquidity and marketability, the amount of additional value cannot be measured with absolute precision or certainty.

(3) Add the following paragraph on page 164 after the first paragraph:

In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company directly or indirectly arising out of or relating to our shares, the ADSs or ADRs, the deposit agreement or any transaction contemplated therein or the breach thereof (whether based on contract, tort, common law or any other theory).

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